Ms. Kathleen Collins

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549, United States

From:     Alex Valdes, Chief Financial Officer of T Stamp Inc.

Date:      December 12, 2022

Subject: Responses to SEC Comment Letter _ T Stamp Inc. 10-K

Dear Ms. Collins,

Thank you for your patience in regards to our response to your letter dated November 17, 2022 from the staff of the Division of Corporation Finance (the “Staff”) regarding the registration statement of T Stamp Inc. (the “Company”, “we”, “us”, “our”), which we have set out below, together with our responses.

As identified below, the Company does intend to amend its Form 10-K and subsequent Forms 10-Q. Concurrently with this review, the Company is corresponding with the Staff regarding disclosures and accounting procedures which may impact the presentation of its Management’s Discussion & Analysis for those same forms. The Company would appreciate the opportunity to resolve those comments as well in order to file a single amendment to each of forms.

Form 10-K for the Year Ended December 31, 2021 Item 9A. Controls and Procedures, page 48

1.	We note your response to prior comment 1. In your Form 10-K and subsequent Forms 10- Q you disclose that your auditor identified material weaknesses in relation to oversight functions to detect errors that were present in your calculation of stock-based awards “as well as the financial reporting close process.” Considering you have not yet remediated the material weaknesses identified by your auditor and therefore, did not have corrective processes in place at December 31, 2021 to identify such errors, it remains unclear how management determined that the issues related to the material weaknesses in your internal control over financial reporting were not subsumed in your disclosure controls and procedures such that the error in your financial statements did not impair your ability to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles as of December 31, 2021. Please further explain the basis for your conclusion, or revise as necessary. Similarly address management's consideration as it applies to your conclusions as of the subsequent quarterly periods.

Following additional review of Staff guidance, the Company understands that the broad overlap between Internal Control Over Financial Reporting (“ICFR”) and Disclosure Controls and Procedures (“DCP”) means that only in rare instances would a weakness in ICFR would not be subsumed into DCP. As such, the Company intends to amend its DCP disclosures in its Form 10-K and subsequent Forms10-Q as follows:

Evaluation of Disclosure Controls and Procedures

We are required to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding our control objectives.

As of the end of the period covered by this annual report, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer along with the Chief Financial Officer, of the effectiveness, design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based upon the foregoing, the Chief Executive Officer along with the Chief Financial Officer concluded that our disclosure controls and procedures were not effective based on a material weakness in our internal control over financial reporting described below.

2.	Please explain the timing of remediation actions in relation to the identified material weaknesses. In this regard, you continue to reference the identified material weaknesses in your September 30, 2022 Form 10-Q, however, you do not disclose any changes in internal control over financial reporting or discuss any efforts to remediate such weaknesses in your Form 10-K or subsequent Forms 10-Q.

As discussed in the Company’s response letter dated November 4, 2022, the Company undertook efforts with the intension to prevent future instances of the material weakness in ICFR identified as at December 31, 2021, and that by doing so it was able to make its representation regarding DCP. However, these efforts have not been tested or evaluated by its independent auditor for effectiveness. As such, the Company believed it was inappropriate to identify those efforts when discussing its ICFR in its ongoing reporting until tested and evaluated.

Thank you for your consideration of this matter. If you have any further questions, I may be reached by email at avaldes@truststamp.ai, and our counsel, Andrew Stephenson, may be reached at andrew@crowdchecklaw.com.

Sincerely,

/s/ Alex Valdes

Alex Valdes
Chief Financial Officer
T Stamp Inc.